Mail Stop 4561

August 14, 2007

By U.S. Mail and Facsimile

Miller McLean
Group Secretary and General Counsel
The Royal Bank of Scotland Group plc
RBS Gogarburn, PO Box 1000
Edinburgh EH12 1HQ
United Kingdom

Re: The Royal Bank of Scotland Group PLC
Amendment No. 1 to Registration Statement on Form F-4
Filed July 23, 2007
File No. 333-144752
Registration Statement on Form 20-F
File No. 1-10306

Schedule TO-T
Filed July 23, 2007
Schedule TO-T/A
Filed July 27, 2007
Schedule TO-T/A
Filed August 3, 2007
Schedule TO-T/A
Filed August 6, 2007
Schedule TO-T/A
Filed August 13, 2007
File No. 5-50506

Dear Mr. McLean:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-4/A

General

1.   We received your letter dated August 13, 2007 in which you responded to our comment letter dated July 26, 2007. We continue to evaluate your response.

2.   We note you filed a Form 6-K on August 3, 2007 reporting your interim results for the period ended June 30, 2007 and ABN AMRO filed a Form 6-K on July 30, 2007 reporting their interim results. Please revise your Form F-4 to include financial information for these interim results. Please update your pro forma information accordingly.

Cover Page

3.   We note the disclosure here and later in the prospectus to the effect that if ABN AMRO declares a dividend in respect of 2007 of more than Euro0.55 and the record date for such dividend precedes the settlement of the offers, the offer consideration may be adjusted. Please note that we would view a change in the offer consideration under those circumstances as a change in the offer price for purposes of Rule 14e-1(b). Therefore, an adjustment to the offer consideration under those circumstances would require disseminating revised offer materials and may also require an extension of the offer period to allow shareholders to react to the new disclosure. Please confirm your understanding in your response letter.

Regulatory Statement, page i

4.   Refer to the disclosure on page ii stating that the US offer is not being made in Japan and may not be accepted by persons "from or within Japan." In your response letter, tell us whether Japanese persons may participate in the offer made pursuant to the Dutch offer document. While Rule 14d-10 does not require that a US offer document be distributed to foreign shareholders, it does require that a tender offer subject to Regulation 14D be capable of acceptance by all target shareholders, wherever located. If this is not the case, please analyze how this restriction complies with Rule 14d-10. Your analysis should describe what efforts you have made to allow all shareholders of ABN AMRO, wherever located, to participate in the offer. If there are jurisdictions where shareholders may not participate in either the Dutch or US offers, tell us how many shareholders are located there and specify the percentage of target shares they hold.

5.   See comment 2 above. Provide the same analysis as to the exclusion of Italian
        shareholders.

Questions and Answers about the U.S. Offer, page 1

6.   Please update the information on page 2 regarding the proposed offer by Barclays in light
        of more recent developments.

Summary, page 11
Reasons for the Offers, page 13

7.   Please revise the sentence that begins, "The Banks' track records in this regard are
        excellent…" to indicate that this is a belief of the company.

Effects of the Offers and Post-Closing Restructuring, page 20

8.   Refer to the disclosure in the second paragraph of this section. Revise to clarify here and
        throughout the prospectus RFS Holding's current intentions with respect to a second-step
        squeeze out transaction if it acquires less than 95% of ABN AMRO's outstanding shares
        in the offer. That is, are you using the word "may" in the second sentence of the second
        paragraph to mean "can"? Or are you using it to indicate a degree of uncertainty
        regarding RFS Holdings' intentions for a second-step? Please revise to clarify.

Material U.S. Federal Income Tax…, page 21

9.   Please state that you have opinions from counsel and identify counsel.

Summary Comparative Historical and Pro Forma Per Share Information, page 39

10.   Please revise to reconcile the amounts presented here for published and adjusted RBS-
        Historical Dividend per ordinary share with the amounts disclosed in Other Financial
        Data on page 25 and Dividends on page 219.

11.   Please tell us and revise to briefly describe how you calculated Unaudited Pro Forma
        Condensed Combined Dividend per ordinary share and Book value per ordinary share.

Risk Factors, page 43

12.   We note in your introductory section the statement that this section describes some, but
        not all, of the risks faced by the company. Please revise to delete this language, or turn it
        into a separate risk factor.

13.   Discuss the risks of disagreements among the consortium members as to the allocation of
        ABN AMRO assets and the costs associated with the offers, including but not limited to

delays arising from the dispute resolution process contemplated by the parties' agreement.

Obtaining required regulatory approvals may delay completion of the Transaction, and compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect our businesses and businesses of ABN AMRO, page 45

14.   Clarify here and where appropriate in the prospectus the status of the required regulatory approvals (if any) for the "dismemberment" of ABN AMRO after the offers. That is, have you sought regulatory approvals only for the acquisition of ABN AMRO as a whole, or also for the splitting of the company as contemplated by the members of the consortium? Are approvals needed for the split process? If so, discuss any risks associated with this approval process, to the extent it is not yet complete.

The Banks have not verified the reliability of the ABN AMRO information…, page 46
The Banks have conducted only a limited due diligence review…, page 47

15.   You indicate here and elsewhere that all information regarding ABN AMRO has been obtained publicly. You also state that you were given partial access to ABN AMRO's records. On page 59 you state that you were granted the same access as had previously been granted Barclays. Please revise here and elsewhere to clarify the nature of the access granted by ABN AMRO. Also provide us with any correspondence regarding any additional requests for access to information coupled with refusals by ABN AMRO. Finally, please update this situation, as appropriate, in light of subsequent events, in particular ABN AMRO's withdrawal of its recommendation to shareholders concerning the Barclays offer.

The US Offer and the Dutch Offer, page 94

16.   See comments 2 and 3 above. Refer to the disclosure in the last paragraph on page 94, continuing onto page 95 of the prospectus. Provide the same analysis as to why restricting the ability of certain foreign shareholders of ABN AMRO to accept this offer complies with Rule 14d-10.

Conditions to the US Offer, page 97

17.   In our view, all offer conditions, other than the receipt of any governmental or regulatory approvals necessary for consummation of the offer, must be satisfied or waived as of the expiration of the (initial) offer period. Please revise the disclosure in the first paragraph on page 97 consistent with our position.

18.   Refer to the condition under "No Third Party Offer" on page 100. Isn't the existing offer by Barclays on revised terms from the offer Barclays announced on April 23, 2007? Have

you waived or modified this offer condition by subsequent filing? If so, we have not located such an amendment? Please advise or revise.

19.   Your definition of material adverse change as it relates to offer condition (c)(ii) described at the bottom of page 97 is extremely vague and broad. While you may condition the US Offer on any number of conditions, those conditions must be described with sufficient clarity and specificity to enable ABN AMRO shareholders to determine if the condition has been "triggered." Please revise this condition to describe with greater clarity and specificity those events or non-events which would allow RFS Holdings to terminate the offer.

20.   See our last comment above. Note that if you seek to rely on an occurrence or event to assert an offer condition that you believe permits the bidder to terminate the offer based on one of the listed offer conditions, you must promptly inform shareholders upon the occurrence of such event. As an example, recent events in the credit market in the United States and abroad may implicate the condition reference in our last comment, but it is so broadly drafted as to make it impossible for shareholders to determine whether this is the case. If you believe that recent events would allow you to terminate the offer based on this or any other listed offer condition, you may not wait until the expiration of the offer to assert the condition. Please confirm your understanding in your response letter.

Expiration Date; Extension of the US Offer, page 102

21.   As you know, in granting exemptive relief to permit RFS Holdings to waive the minimum acceptance condition after the expiration of the offer period, we required an undertaking to fully describe in the prospectus the potential impact of such a waiver for ABN AMRO shareholders. While we note your reference to a discussion of the impact of such a waiver on page 103, we are unable to locate relevant text in the section "Effects of the Offers and Post-Closing Restructuring" to which you refer. Please advise. In particular, address any changes or potential impact arising from the reduction of the minimum acceptance condition from 80% to a simple majority.

Summary of the Consortium and Shareholders' Agreement, page 118

22.   Since the form does not require a summary of this agreement, you cannot qualify in its entirety the description. See Rule 411. This comment also applies to Description of RBS Ordinary Shares.

Certain Dutch Tax Considerations, page 125
Certain U.K. Tax Considerations, page 128

23.   Please revise the subheadings to "material" tax considerations.

24.   Refer directly to the legal opinions received from counsel as the bases for these
        discussions, and delete language stating that the analysis provided is "a general guide" or
        similar language.

Legal Merger, page 132

25.   To the extent possible, please clarify under what circumstances a legal merger would be
        undertaken.

26.   You state that if a downstream merger is undertaken, "the shareholders of ABN AMRO
        will continue to hold their shares." Since this would take place following the completion
        of the offer, please revise to clarify what would happen to shares that have already been
        tendered.

Going-private Transactions, page 135

27.   Please summarize the consequences if the second-step transaction constitutes a going-
        private transaction.

Source and Amount of Funds, page 139

28.   You state here that you would be obligated to issue 556,143,700 ordinary shares to ABN
        AMRO shareholders, assuming all issued and outstanding ABN AMRO ordinary shares
        (including ABN AMRO ordinary shares represented by ANB AMRO ADSs) are
        tendered, as well as aggregate cash consideration of EUR 66 billion. Please revise this
        section to clearly disclose the calculation of both the stock and cash consideration,
        including the number of ABN AMRO ordinary shares and options.

29.   You disclose here that for purposes of calculating the number of shares you will be
        obligated to issue you assume the number of issued and outstanding ABN AMRO
        shareholders to be the amounts as of April 20, 2007 as disclosed in ABN AMRO's Form
        6-K dated April 23, 2007. In contrast, you assume the exercise of all ABN AMRO
        options based on information as of December 31, 2006 as disclosed in the ABN AMRO
        2006 Annual Report on Form 20-F. Please this section as well as your pro forma section
        where you use similar assumptions to address the following regarding these assumptions:

        •   Please revise to more clearly disclose the inconsistencies in the dates the information
            as of which the information is prepared.

        •   Disclose your basis for using inconsistent dates to obtain the number of issued and
            outstanding shares and options.

- Tell us in detail and briefly disclose how you determined it was appropriate to assume the exercise of all outstanding ABN AMRO options.

- Revise to more clearly disclose how the limitations in the assumptions used in your calculation will result in different amount than the actual shares ultimately issued.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Pro forma Condensed Combined Financial Information

Note 1. Description of proposed acquisition and estimated pro forma purchase price, page 162

30.   You disclose here that fair value adjustments to financial assets and liabilities acquired are based on information disclosed in ABN AMRO's 2006 Annual Report on Form 20-F and are assumed not to be related to LaSalle.

- Please tell us and briefly disclose how you determined this assumption was factually supportable. Revise to disclose the limitations of this assumption.

- Alternatively, please revise to reduce the fair value adjustments of financial assets and liabilities to reflect the disposal of the percentage of such assets and liabilities related to LaSalle.

Note 3. Acquisition Adjustments, page 164

31.   For purposes of greater transparency, please revise footnote (f) to describe why the present value of ABN AMRO's net post-retirement employee benefit liabilities are recognized as an acquisition adjustment. In addition, revise footnote (c) to present the calculation of the deferred tax adjustment related to the recognition of the net post-retirement employee benefit liabilities.

32.   Please revise footnote (i) to include a summary of all fair value adjustments made, which will agree with information included in ABN AMRO's Form 20-F and provide sufficient detail to allow the reader to recalculate the sum of £2,917 that is to be amortized over five years according to page 166.

33.   Please revise footnote (i) to disclose the terms of the instrument used to fund RBS's investment in RFS Holdings.   Please present sufficient detail to allow the reader to understand how you determined the interest payable of £373.

34.   On page 140 you disclose RBS plans to issue preferred securities and debt securities to fund the cash consideration; however the terms of such securities are not discussed. Please revise to disclose the terms of the RBS equity preference shares assumed that support pro forma adjustments discussed in footnote (h) and (l). Disclose how you

determined the proceeds from the issuance of RBS equity preference shares of £3,542 and dividends of £198.

Reconciliation to U.S. GAAP, page 167

35.   In order to allow a reader to better understand the Acquisition and Other Adjustments, please revise your disclosure to:

- Disaggregate each adjustment between footnotes 1, 2 and 3, and

- Describe why you reverse U.S. GAAP differences identified by ABN AMRO related to assets and liabilities you are offering to acquire.

36.   In footnote 3 you state the fair value of ABN AMRO's shareholders' equity under IFRS is not materially different from U.S. GAAP at December 31, 2006 and accordingly, the U.S. GAAP adjustments to shareholders' equity have been reversed. Please tell us how you determined ABN AMRO's shareholders' equity under IFRS is not materially different from U.S. GAAP. Tell us why you believe it is appropriate to reverse the various known differences set forth here. Further, tell us why you believe it is necessary to reverse them in light of your assertion regarding the lack of materiality.

Validity of the Securities, page 220

37.   Please give the address of Linklaters. See Paragraph 23 of Schedule A to Securities Act.

Additional Information for Securityholders, page 221

38.   Please revise to include the ABN AMRO Amendment No. 1 to Form 20-F, filed with the SEC on August 3, 2007, as a document incorporated by reference.

Certain Defined Terms, page 225

39.   A list of defined terms should be no longer than necessary. Instead, whenever possible, explain such terms concisely where you first use them. In addition, you should not use a glossary to define common understood abbreviations such as "SEC" or "NYSE" or easily understood references such as "Belgium."

Exhibits and Financial Statement Schedules, page II-4

40.   We note the consent of Ernst & Young Accountants for the inclusion of their report on ABN AMRO's financial statements has not yet been obtained and provided. The consent to the inclusion of the report in the registration statement is required pursuant to Rule 436

of Regulation C. If you are unable to obtain the consent of Ernst & Young Accountants, please:

- Request a waiver of Ernst & Young's consent by filing an affidavit that states the reasons why obtaining a consent is impracticable;

- Provide us with copies of correspondence between you and ABN AMRO evidencing the request for and the refusal to furnish the consent; and

- Revise to disclose that, although an audit report was issued on the target's financial statements and is included in the target's filings, the auditor has not permitted use of its report in this registration statement. Refer to a discussion of such disclosures in CF Staff Memorandum No. 2-98.

Exhibit 5.1

41.   We note the statements that the opinion "is addressed to you solely for your own benefit…" and that it may not "be relied upon by any other person without our prior written consent." Opinions may be limited as to purpose but not as to person. Please obtain a revised opinion that deletes this language.

Exhibit 8.1

42.   Counsel must opine on the tax consequences of the transaction, not the manner of how they are presented (e.g., "a fair and accurate summary") in the prospectus. Please revise.

43.   Opinions may be limited as to purpose but not as to person. Please delete the language that the opinion "may not be relied upon by persons other than the addressee."

Exhibit 8.2

44.   A short-form tax opinion should state that the discussion in the registration statement represents the opinion of counsel and not merely that the discussion is "accurate in all material respects and not misleading." Please revise.

45.   Opinions may be limited as to purpose but not as to person. Please delete the language that the opinion "is given for the benefit of the addressees…"

Annual Report on Form 20-F for the year ended December 31, 2006

Item 7.B. Related Party Transactions

46.   Please amend to provide the information required by Item 7.B of Form 20-F or to make the representations set forth in Instruction 2 to Item 7.B

Form 6-K filed August 3, 2007

Results Summary, page 4

47.   Most of the data provided here appear to be non-GAAP in nature. With the exception of
        "Adjusted earnings per ordinary share", the actual titles of the various non-GAAP line
        items do not reflect the fact that they have been adjusted from the GAAP amounts.
        Further, the prominence of the non-GAAP measures being presented on the first page of
        financial data does not appear appropriate based on the guidance of Item 10(e)(1)(i)(A).
        Throughout your Form 6-K, your financial presentations are a mix of GAAP and non-
        GAAP measures that are not titled in such a way as to be as transparent as possible.

        When you update the financial information in your Form F-4 to address your interim
        financial results pursuant to our comment above, please give appropriate consideration to
        the guidance of Item 10(e) and the Frequently Asked Questions Regarding the Use of
        Non-GAAP Financial Measures as set forth on our website.

        Further, please revise similar presentations in your future filings to better reflect the
        guidance of Item 10(e) and the Frequently Asked Questions Regarding the Use of Non-
        GAAP Financial Measures by addressing the following:

        •   Please revise your line item titles throughout your document to more accurately and
            transparently reflect the amounts presented. Refer to Item 10(e)(1)(ii)(E) of
            Regulation S-K.

        •   Considering the recurring nature of the amounts excluded, tell us how you considered
            the guidance of Question 8 of the Frequently Asked Questions Regarding the Use of
            Non-GAAP Financial Measures as well as Item 10(e)(1)(ii)(B) of Regulation S-K.

        •   For each of the various non-GAAP measures presented, please clearly disclose how
            the measure is helpful to an investor's understanding of your results of operations.
            Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

        •   Please clearly disclose how you use each of the non-GAAP financial measures.
            Please provide specific examples. Refer to Item 10(e)(1)(i)(D) of Regulation S-K. If
            you do not use certain of the measures presented, disclose that fact and identify which
            measures are not used.

- Tell us how you considered the guidance of Question 11 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures related to your presentations of Adjusted earnings per ordinary share. Please revise similar presentations in future filings to eliminate this measure or revise to support its usefulness. If you are able to support that this measure is not prohibited, revise to clearly address how you overcome the fact that the per share measure you present does not depict the amount that accrues directly to shareholders' benefit.

- Please provide us with examples of your proposed revised disclosures.

Condensed Consolidated Income Statement for the Half Year Ended 30 June 2007

48.   Tell us how you determined it was appropriate under IFRS to report "Adjusted earnings per ordinary share" on the face of your Income Statement. Please tell us the specific literature on which you relied.

*   *   *   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Matthew Komar, Staff Accountant, at (202) 551-3781 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Staff Attorney, at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Thomas B. Shropshire, Jr.
           Lawrence Vranka, Jr.
           Linklaters LLP
           One Silk Street
           London EC2Y 8HQ
           United Kingdom

           Bonnie Greaves
           George Karafotias
           Shearman & Sterling LLP
           Broadgate West
           9 Appold Street
           London EC2A 2AP
           United Kingdom

           William P. Rogers, Jr.
           Richard Hall
           Cravath, Swaine & Moore LLP
           CityPoint
           One Ropemaker Street
           London EC2Y 9HR
           United Kingdom

           Gregory B. Astrachan
           Maurice M. Lefkort
           Wilkie Farr & Gallagher LLP
           1 Angel Court
           London EC2R 7HJ
           United Kingdom